INVESTOR RELATIONS CONTACT:
Steven D. Barnhart,
Senior Vice President and Chief Financial Officer
847-286-8700
FOR IMMEDIATE RELEASE:
May 28, 2014

SEARS HOMETOWN AND OUTLET STORES, INC. ANNOUNCES RELEASE DATE
FOR 2014 Q1 EARNINGS RELEASE
HOFFMAN ESTATES, IL. - Sears Hometown and Outlet Stores, Inc. (NASDAQ: SHOS) today announced that it intends to issue its 2014 first fiscal quarter earnings release on June 6, 2014 before the market opens.